CONSENT OF ROBIN E. CHISHOLM, P.GEOL

I consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The material change reports and press releases dated in 2003: July 30, July 7, June 16, April 30, April 9 and January 22 regarding the Bisha Project, and;

2.

The Bisha Technical Report dated February, 2004 as amended April, 2004 and referenced in the annual information form June 15, 2004.

June 15, 2004

“signed”
________________
Robin E. Chisholm